SEC File Number:	00051458
CUSIP Number:	434711107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HOKU CORPORATION
Full Name of Registrant

Former Name if Applicable

1288 ALA MOANA BLVD., STE 220,
Address of Principal Executive Office (Street and Number)

HONOLULU, HAWAII 96814
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Hoku Corporation (the “Company”) has determined that it was unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”) by June 29, 2010, without unreasonable effort and expense because it has not yet completed the preparation of its Form 10-K, as discussed more fully below.

The Company needs to secure access to additional capital to fund its operations and the construction of the polysilicon production plant of Hoku Materials, Inc., its wholly-owned subsidiary (“Hoku Materials”).  In addition, the Company anticipated that unless it secured adequate additional capital, the report of its independent registered public accounting firm on the Company’s consolidated financial statements for the year ended March 31, 2010 would contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern.  Consequently, the Company, with the assistance of its parent company, Tianwei New Energy Holdings Co., Ltd., has focused its efforts on negotiating an additional line of credit with China Construction Bank Corporation.  On June 30, 2010, the Company entered into a credit agreement with the New York branch of the China Construction Bank Corporation (the “Credit Agreement”).   The Credit Agreement provides for a term loan (the “Loan”) in an aggregate principal amount not to exceed $28.3 million (the “Maximum Loan Amount”), which must be borrowed within 90 days of the Company satisfying certain customary closing conditions. The principal amount of the Loan and any unpaid interest on such loan must be paid in full on June 14, 2012.  Funds provided pursuant to the Credit Agreement are to be used solely for completing the development and construction of the polysilicon production plant.  The Credit Agreement is more fully described in a Current Report on Form 8-K filed by the Company with the Securities Exchange Commission (the “SEC”) on June 30, 2010 (the “Form 8-K”).

In addition, Hoku Materials has been engaged in discussions with its customer, Wuxi Suntech Power Co., Ltd. (“Suntech”), regarding an amendment to the First Amended and Restated Suntech Supply Agreement, dated May 12, 2008, as amended (the “Amended Suntech Agreement”).  As previously disclosed by the Company, Hoku Materials did not complete certain milestones set forth in the Amended Suntech Agreement and consequently Suntech had the right to terminate the agreement.  In the event of a termination of the Amended Suntech Agreement by Suntech, Hoku Materials would have to repay the $2.0 million of prepayments it has received from Suntech.  On June 29, 2010, Hoku Materials and Suntech entered into an amendment to the Amended Suntech Agreement (the “Amendment”), which, among other things, waived Hoku Materials’ obligation to complete certain milestones and Suntech’s right to terminate for Hoku Materials’ failure to meet such milestones, postponed Hoku Materials’ obligation to ship raw polysilicon to Suntech until June 30, 2011, and shortened the term of Amended Suntech Agreement to one year measured from the first shipment of a specified quantity of raw polysilicon, which must commence no later than June 30, 2011.  In addition, Hoku Materials agreed to waive its right to receive the prepayment of an additional $30 million.  The Amendment is more fully described in the Form 8-K.

Because the Company and Hoku Materials were unable to complete the negotiation of and enter into the Amendment and the Credit Agreement until June 29, 2010 and June 30, 2010, respectively, and prior to their completion there was significant uncertainty regarding the outcome and timing, the Company could not give effect to the transactions’ potential impact on the disclosures set forth in, and the financial statements required to be filed with, the Form 10-K, without unreasonable effort and expense. The Company anticipates filing of the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

At this time, the Company is providing additional information and analysis to its independent registered public accountanting firm regarding the Company’s liquidity and capital resources.  There can be no assurance that the Company’s independent registered public accounting firm will not include in their audit report an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Darryl Nakamoto	808	682-7800
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 26, 2010, the Company announced its unaudited financial information for the quarter and year ended March 31, 2010. A copy of the press release was furnished as Exhibit 99.1 to the Company’s current report on Form 8-K dated May 26, 2010. Revenues for the quarters ended March 31, 2010 and 2009 were $776,000 and $112,000, respectively. Revenue for the fiscal year ended March 31, 2010 was $2.6 million compared to $5.0 million for fiscal 2009.  Net loss, computed in accordance with U.S. generally accepted accounting principles, or GAAP, for the quarter ended March 31, 2010 was $2.0 million, or $0.04 per diluted share, compared to $904,000, or $0.04 per diluted share, for the same period in fiscal 2009. GAAP net loss for the fiscal year ended March 31, 2010 was $5.4 million, or $0.23 per diluted share, compared to $3.0 million, or $0.15 per diluted share, for fiscal 2009. The unaudited financial information announced in the Company’s May 26, 2010 press release remains subject to completion of the audit, as described in Part III above.

Forward-Looking Statement

This notification contains forward-looking statements that involve many risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include the risks, uncertainties and other factors disclosed in the Company’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. In evaluating these statements, you should specifically consider the risks described in the Company’s filings with the Securities and Exchange Commission, as applicable. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

HOKU CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2010	By	/s/ Darryl Nakamoto
Darryl Nakamoto
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).